Exhibit 12

Hawaiian Holdings, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Three Months Ended March 31, 2011
	2011	2010
	(in thousands, except for ratio)
Earnings
Income before income taxes	$1,486	$369

Additions:
Total fixed charges (see below)	18,582	15,952

Subtractions:
Interest capitalized	1,216	57

Earnings as adjusted	$18,852	$16,264

Fixed Charges:
Interest on indebtedness, expensed or capitalized	$2,884	$4,708
Amortization of debt expense and accretion of convertible debt	310	295
Portion of rental expense representative of the interest factor	15,388	10,949

Total fixed charges	$18,582	$15,952

Ratio of earnings to fixed charges	1.01	1.02

Coverage deficiency	$—	$—